MORRISON ¦ FOERSTER

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September 12, 2007

Writer’ Direct Contact
213.892.5290
ASussman@mofo.com

Via Edgar and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Christian N. Windsor, Esq.

             Re: Downey Financial Corporation
                    Definitive 14A Filed March 9, 2007
                    File No. 1-13578

Dear Mr. Windsor:

        This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated August 21, 2007 with respect to the Definitive Proxy Statement on Schedule 14A (“2007 Proxy Statement” filed by Downey Financial Corp. (the “Company”) with the Securities and Exchange Commission on March 9, 2007. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.

        The Company will make the requested changes in its future annual meeting proxy statements and other filings requiring Item 402 and Item 407 disclosure. As we discussed, the Company does not intend to amend its Annual Report on Form 10-K for fiscal 2006 or the 2007 Proxy Statement to reflect these comments.

Compensation Committee, page 7

  It appears that the Board retains some authority to grant final approval of executive compensation. Revise your disclosure to discuss the Board’s role and processes in approving executive compensation. Please refer to Item 407(e)(3)(i) of Regulation S-K.

        On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the requested disclosure.

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Two

Compensation Discussion and Analysis, page 14

  You provide a brief description of your compensation program for the named executive officers, including reference to your evaluation of peer compensation as well as performance measurements that you considered. However, the disclosure does not go on to analyze of how the Committee applied the principles that were discussed in making compensation decisions for 2006. For example, you do not discuss the Committee’s reasons for granting increases in the named executive’s base salary in 2006. Revise your Compensation Discussion and Analysis to analyze how the compensation program was implemented during the relevant period, including a discussion of significant factors considered and how they affected compensation awards.

        On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the requested disclosure.

  Revise your disclosure to specifically disclose the performance targets which the Committee uses to determine the adjusted business performance portion of your bonus determination. Revise your Compensation Discussion and Analysis to disclose the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, discuss the performance necessary to achieve the 80% of target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K. Furthermore, you should also discuss any instances where the Committee exercised its discretion to adjust the measurement amounts, the targets or to make awards not supported by the objective formula discussed on page 15.

        The Adjusted Business Performance Percentage is a quantitative measurement based on the consolidated net income of the Company as compared to a consolidated net income target established by the Board of Directors in January of each fiscal year. The Adjusted Business Performance Percentage is determined after the end of each fiscal year based on the percentage by which the Company achieved the net income target for the year just ended. If the Company achieves less than 80% of its targeted net income, the Adjusted Business Performance Percentage would be zero and no cash bonus would be paid. The Company will include, in its future filings, more detailed information about the manner in which the Adjusted Business Performance Percentage is calculated.

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Three

        During the periods covered by the 2007 Proxy Statement, the members of the Board of Directors did not exercise their discretion to adjust the measurement amounts. The Company will include in its future filings, information regarding whether such discretion was exercised for the periods under discussion.

  To the extent that you determined that it was appropriate to omit specific targets, provide the staff with your analysis supporting your determination that the targets were confidential because their disclosure would expose Downey Financial to competitive harm. Also, for any excluded targets you must provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The disclosure provided in response to Instruction 4 should avoid general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually which are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses to the granting of these awards or correlations between historical bonus practice and incentive parameters set for the relevant fiscal period.

        The Company has historically not included a specific net income target in its proxy statement or other filings (including those filings disclosing the setting of performance measures), due to the risk of competitive harm if such targets are disclosed. The consolidated net income target, which is used as the basis for determining the Adjusted Business Performance Percentage for named executive officers, is set at the beginning of each fiscal year by the Board of Directors. The target is derived from internal analyses and projections of the Company’s performance and reflects the Company’s business strategy for the coming fiscal year. The principal factors that drive the target include the Company’s expectations of loan production activity during the coming year, the types of loans that will be generated, the pricing of its loans, the volume of loan sales and gain on sale of loans, amount of loan losses, growth in deposits and deposit pricing.

        The consolidated net income target is developed strictly for internal planning purposes and is not disclosed publicly by the Company in any form, nor does the Company issue any earnings “guidance” to the investment community. The Company considers its internal earnings targets for purposes of employee performance measures, and the factors that go into the calculation of such targets, to be its confidential, proprietary information. The Company believes that public disclosure of these internal earnings targets (the “Information”), whether disclosed in its proxy statement or otherwise, would substantially harm the Company’s competitive position. In future filings, the Company will include, for excluded targets, more

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Four

descriptive disclosures of the level of difficulty, or ease, associated with achieving performance goals, as required by Instruction 4 to Item 402(b).

Legal Framework

        The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in Rule 24b-2 and 17 C.F.R. § 200.80. Pursuant thereto, a request for confidential treatment must specify the particular exemption from the Freedom of Information Act (“FOIA”) providing the grounds upon which it relies (Rule 24b-2; 17 C.F.R. § 200.80; 5 U.S.C. § 552). Among other items, the FOIA exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) ((“FOIA Exemption 4(”)). The Company believes that the Information fits within the three prong test under FOIA Exemption 4 because it is (a) trade secrets or commercial or financial information, (b) obtained from a person and (c) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).

        (a)        Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in FOIA Exemption 4 should be given their ordinary meanings.” Id. at 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.

        (b)        Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

        (c)        Privileged or Confidential. The last prong of the test for confidentiality under FOIA Exemption 4 requires that the Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of FOIA Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. McDonnell Douglas Corp., 180 F.3d at 305; National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Five

(D.C. Cir. 1987); Public Citizen Health Research Group, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).

Analysis

        The Company believes that the Information would fall within the standards for granting confidential treatment under Rule 24b-2 and 17 C.F.R. § 200.80.

        (a)        The Information clearly constitutes “commercial or financial information” of the Company, since it was developed in connection with establishing compensation levels for its employees and derived from internal analyses and projections of the Company’s performance.

        (b)        The Information was developed by the Company, which is a “person” for purposes of the FOIA exemption.

        (c)        Release of the Information would be likely to cause substantial harm to the Company’s competitive position. The earnings goals embodied in the Information are based on the Company’s internal analyses and projections of its performance and reflects the Company’s business strategy for the coming fiscal year. The principal factors that drive the target include the Company’s expectations of loan production activity during the coming year, the types of loans that will be generated, the pricing of its loans, the volume of loan sales and gain on sale of loans, amounts of loan losses, growth in deposits and deposit pricing. Also embodied in the Information is the Company’s expectations of the overall lending and deposit-taking environments, the levels and movements of interest rates, competitive conditions in the Company’s markets and other economic factors. The Company does not provide earnings projections or other guidance to the investment community. Disclosing the Information would be tantamount to forcing the Company to provide earnings projections and other forward-looking guidance, which the Company has historically avoided for strategic reasons.

        The Company is cognizant of the requirement to provide disclosure in its 1934 Act filings of known trends and uncertainties, including some types of information described above. However, the Company believes that public disclosure of specific, internally-developed earnings targets is forward-looking information that it is not required to release to the public. Accordingly, the Company has opted not to disclose to the public the Information for a number of strategic reasons, including the risk that such disclosure would provide its competitors with undue insight into the Company’s plans and expectations for its products for the coming year. The banking industry is highly competitive with many similarly-situated competitors in the Company’s markets, and public disclosure of internal earnings targets would give an advantage to the Company’s competitors, allowing them to more quickly adapt to the Company’s competitive strategy and develop competing loan and deposit programs. For these reasons, the

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Six

Company believes that it should not be required to disclose consolidated net income targets in its proxy statement.

  Revise your discussion of the determinations made under the non-equity incentive plan to disclose and analyze the effect of individual performance on incentive compensation. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

        On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the requested disclosure.

  The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in the compensation awarded to Messrs. Rosenthal, Prince, Piscitelli and MacDonald as compared to that awarded to Mr. Cote. We would expect to see a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the Chief Financial Officer. If policies or decisions relating to a named executive are materially different than the other officers, this should be discussed on an individualized basis.

        On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the requested disclosure.

Competitive Compensation Conditions, page 19

  You disclose that one of the key elements that the Committee considered in setting compensation amounts the competitiveness of your compensation package compared to your peer companies. Revise your disclosure to clarify how the Committee used the results of your peer group analysis as part of its determination of compensation during the relevant period. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

        On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the requested disclosure.

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Seven

Summary Compensation Table, page 21

  It appears that Mr. Cote joined the firm in March 2006. Item 402(a)(3)(11) requires that you include information required by Item 402 with regard to all individuals who served as the company’s principal financial officer during the financial period, even on an interim basis. Revise your disclosure to include all named executive officers covered by Item 402(a)(3) of Regulation S-K.

        Thomas E. Prince served as the Company’s principal financial officer on an interim basis until the appointment of Brian Cote on March 13, 2006, as disclosed in the 2007 Proxy Statement. Please note that Mr. Prince is already identified as a named executive officer in the 2007 Proxy Statement.

Potential Payments upon Termination or Change in Control, page 24

  Revise this section, or the Compensation Discussion and Analysis, to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

        On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the requested disclosure.

  Revise your disclosure to discuss the provisions which determine the amounts payable to the named executive officers, absent a change in control. Please refer to Item 402(j) of Regulation S-K.

        Please note that, absent a change in control, the Company’s regular compensation policies would continue to apply, which are discussed elsewhere in the proxy statement. The Company will specifically disclose this fact in its future filings.

                *                *                *

MORRISON ¦ FOERSTER
Christian N. Windsor, Esq.
September 21, 2007
Page Eight

        On behalf of the Company, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and
  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the 2007 Proxy Statement or this response letter to the undersigned at (213) 892-5290. My facsimile is (213) 892-5454.

                                        Sincerely,

                                        /s/ Allen Z. Sussman
                                        Allen Z. Sussman

cc:    Michael B. Abrahams
        Chairman of the Compensation Committee, Downey Financial Corp.
        Jon A. MacDonald
        Executive Vice President & General Counsel, Downey Financial Corp.